

February 24, 2015

Via E-mail
Mr. David Zinsner
Senior Vice President, Finance and Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062

    Re: Analog Devices, Inc.
           Form 10-K for the Fiscal Year Ended November 1, 2014
           Filed December 10, 2014
           File No. 001-07819

Dear Mr. Zinsner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 1, 2014

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies, page 49

f. Goodwill and Intangible Assets, page 51

1. We note that customer relationships represent over 90% of your finite-lived intangible assets and these assets have a useful life of 9 years as shown on page 73. Please show us how you determined that the weighted-average life of your combined finite-lived assets is 4.3 years.

Note 17. Gain on Sale of Product Line, page 86

2. We note that you classified the net gain of $85.4 million from the sale of your microphone product line within non-operating income. We also note that the microphone product line was not considered to be a component of the company. Please tell us why you classified the amount as non-operating income and not within operating income. Include a discussion of your consideration of FASB ASC 360-10-45-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant